[Letterhead of Citigroup Inc.]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CITIGROUP INC.

FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83

July 17, 2009

VIA EDGAR CORRESPONDENCE

Todd K. Schiffman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Citigroup Inc. File No. 1-9924

Dear Mr. Schiffman:

Set forth below is the response of Citigroup to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated July 16, 2009. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response.

We note the Wall Street Journal article dated July 16, 2009 which references a Memorandum of Understanding between Citigroup and the Office of the Comptroller of the Currency. In this regard, please confirm to us that you have previously disclosed all changes made or to be made as a result of the Memorandum of Understanding which are reasonably likely to have a material effect on liquidity, capital resources, or future operating results. In addition, if you are aware of any other current recommendations by any regulatory authorities which, if implemented, are reasonably likely to have a material effect on liquidity, capital resources, or future operating results, please confirm to us that you have provided appropriate disclosure.

In response to the Staff’s comment, [***].

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Julie A. Bell Lindsay
Julie A. Bell Lindsay Assistant General Counsel—Finance

2